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                             October 16, 2023

       Ryan Goepel
       Chief Financial Officer
       Global Crossing Airlines Group Inc.
       4200 NW 36th Street
       Building 5A
       Miami International Airport
       Miami, Florida 33166

                                                        Re: Global Crossing
Airlines Group Inc.
                                                            Form 10-K for the
Fiscal Year ended December 31, 2022
                                                            Filed March 10,
2023
                                                            File No. 000-56409

       Dear Ryan Goepel:

              We have reviewed your October 10, 2023 response to our comment letter and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

               After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our October 5, 2023 letter.

       Form 10-K for the Fiscal Year Ended December 31, 2022

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Results of Operations, page 24

   1. We note that in response to prior comment 1, you propose to include within your disclosures a table
showing revenue, block hours, and revenue per block hour for each of
                                                        Charter and ACMI
although without quantifying the extent to which changes in revenues are attributable to
changes in prices and separately to changes in volumes.

                                                        Please further revise
your proposed disclosures to address the following points:

                                                              Remove the dollar
signs where you disclose the number of block hours and include
 Ryan Goepel
Global Crossing Airlines Group Inc.
October 16, 2023
Page 2
              dollar signs where you disclose revenue per block hour.

                Quantify the changes in revenues resulting from price variances and separately from volume variances and discuss the reasons for such changes. For example, based on the data provided in your table, it appears that you would be disclosing that 91% of the increase in Charter revenue for 2022 relates to increased volumes while 9%
              relates to increased pricing, and that 51% of the increase in ACMI revenue for 2022 relates to increased volumes while 49% relates to increased pricing.

                Provide a qualitative discussion and analysis as to the reasons why volumes and prices increased for each of these revenue streams for all periods presented.


       Please contact John Cannarella, Staff Accountant, at (202) 551-3337 or Karl Hiller,
Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters.



FirstName LastNameRyan Goepel                                 Sincerely,
Comapany NameGlobal Crossing Airlines Group Inc.
                                                              Division of
Corporation Finance
October 16, 2023 Page 2                                       Office of Energy
& Transportation
FirstName LastName